                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                  IMATRON INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    737397109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
                    3135 Easton Turnpike, Fairfield, CT 06431
                                 (203) 373-2243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               SEPTEMBER 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 550362107                     13D                    Page 2 of 6 pages

1.   Name Of Reporting Person
     S.S. Or I.R.S. Identification No. Of Above Person

          General Electric Company 14-0689340

2.   Check The Appropriate Box If A Member Of A Group*

          a)   / /

          b)   /X/

3.   SEC Use Only


4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.   Citizenship or Place of Organization NEW YORK

7.   Number of Shares Beneficially Owned by Each Reporting Person With

          7.   Sole Voting Power             20,923,486

          8.   Shared Voting Power           10,641,556

          9.   Sole Dispositive Power        20,923,486

          10.  Shared Dispositive Power      10,641,556

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 31,565,042

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 24%

14.  Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

     This Statement relates to the Common Stock, no par value per share (the "Common Stock") of Imatron Inc. ("Imatron" or the "Issuer"), which may be acquired by Reporting Person upon exercise of the Reporting Person's option to acquire shares of Issuer's Common Stock. The principal executive offices of the Issuer are located at 389 Oyster Point Boulevard, South San Francisco, California, 94080.

ITEM 2. IDENTITY AND BACKGROUND

     The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

     GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

     GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

     GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

     The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Stock Option Agreement described in Item 6 of this Statement was entered into by GE and Imatron as an inducement to GE to enter into the Merger Agreement described in Item 6. The exercise price for such option is $1.89 per share, payable in cash. The maximum amount payable is $39,545,389 (based on the total

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number of shares of Imatron Common Stock issued and outstanding on September 20,
2001). GE would pay this amount out of working capital.

     The Shareholder Agreements described in Item 6 of this Statement were entered into between GE and each of Lewis Meyer, Douglas Boyd, Terry Ross and Jose Maria Salema Garcao as an inducement to GE to enter into the Merger Agreement described in Item 6. These Agreements contain an option for GE to purchase between 7,189,566 and 10,641,556 shares of stock (see Item 6 below). The exercise price for such options is $1.89 per share, payable in cash. The maximum amount payable is $20,112,541. GE would pay this amount out of working capital.

ITEM 4. PURPOSE OF TRANSACTION

     GE entered into the Stock Option Agreement and the Shareholder Agreements in order to help ensure the closing of the Merger Agreement described in Item 6. GE presently anticipates that it will acquire all of the outstanding Common Stock of Imatron upon consummation of the Merger described in Item 6.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) - (c) By reason of the Stock Option Agreement, GE may be deemed to be the beneficial owner (with sole power to vote and sole power to direct disposition) of 20,923,486 shares of Imatron Common Stock (the "Stock Option Shares") (based on the number of shares of Imatron Common Stock outstanding as of the date of the Stock Option Agreement), which may be deemed to represent beneficial ownership of approximately 17% of the Imatron Common Stock under Rule 13d-3(d). The Stock Option Shares would be shares newly issued by Imatron. If Imatron issues additional shares of Common Stock, the number of Stock Option Shares will be increased so that they would continue to represent prior to issuance slightly less than 20% of the shares of Imatron Common Stock then issued and outstanding.

     By reason of the Shareholder Agreements, GE may be deemed to be the beneficial owner of up to 10,641,556 shares optioned under those agreements (the "Shareholder Shares") and, together with the Subject Shareholders may be deemed to have shared power to vote or direct the vote of the Shareholder Shares and shared power to dispose or direct the disposition of the Shareholder Shares. In the press release of GE and Imatron announcing the signing of the Merger Agreement, Stock Option Agreement and Shareholder Agreements, filed pursuant to Rule 425 of the Securities Act on September 24, 2001, it was reported that the Subject Shareholders were "shareholders representing 11% of the Imatron shares outstanding on a fully diluted basis." Although the Subject Shareholders beneficially own 11% of the Imatron Common Stock, the actual amount of shares beneficially owned by the Subject Shareholders that is also subject to the Shareholder Agreements, calculated using Rule 13d-3(d), is approximately 10% of the Imatron Common Stock, based upon the number of shares outstanding as of September 20, 2001, and assuming acceleration and exercise of all stock options and warrants held by the Subject Shareholders (including stock options and warrants having an exercise price that is greater than $1.89 per share). See
Item 6.

     GE's total combined beneficial ownership of Imatron Common Stock as a result of the Stock Option Agreement and the Shareholder Agreements may be deemed to be approximately 24%.

     For purposes of computing and reporting beneficial ownership as a result of the options granted under the Stock Option Agreement and the Shareholder Agreements, GE has assumed that such options will become exercisable within 60 days of the date of this Schedule 13D (see Item 6). However, because the circumstances under which GE could purchase such shares under these agreements are beyond the control of GE, GE disclaims beneficial ownership of all such shares.

     Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Imatron Common Stock. Except as described in

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this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Imatron Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     On September 21, 2001, GE, Ruby Merger Corp., a New Jersey corporation and a wholly owned subsidiary of GE ("Sub") and Imatron entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Imatron (the "Merger"), with Imatron surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of Imatron Common Stock (other than shares held by Imatron or its subsidiaries or GE or any wholly-owned subsidiaries of GE) will be converted into the right to receive that number of shares of common stock, par value $0.06 per share, of GE (the "GE Common Stock") determined by dividing $1.89 by the Average GE Share Price (as defined below).

     The "Average GE Share Price" is the average of the daily volume-weighted sales prices per share of GE Common Stock on the New York Stock Exchange Tape for each of the ten consecutive trading days ending on the trading day which is five calendar days prior to the closing date of the Merger. After the Merger, the directors of Sub immediately prior to the consummation of the Merger will become directors of Imatron. Following the consummation of the Merger, the Imatron Common Stock will be delisted from the NASDAQ and the Imatron Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

     Immediately prior to the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and Imatron entered into the Stock Option Agreement (the "Stock Option Agreement") in which Imatron granted to GE an option (the "Option") to purchase up to a number of shares that, immediately prior to issuance, would represent approximately 20% of the then issued and outstanding shares of Imatron Common Stock at an exercise price of $1.89 per share, payable in cash.

     The Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Imatron Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of Imatron Common stock;
(c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Imatron Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Imatron, or other similar business combination involving Imatron; (d) Imatron enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Imatron or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Imatron or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Imatron or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Imatron Common Stock which, together with all shares of Imatron Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Imatron

Common Stock; or (f) there is a public announcement with respect to a plan or intention by a person, other than GE or its affiliates, to effect any of the foregoing transactions.

     The Option terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, HOWEVER, that the Option will not terminate until 12 months after a termination pursuant to clause (ii) immediately above under circumstances specified in the Stock Option Agreement.

     A copy of the Stock Option Agreement entered into between GE and Imatron is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

     Immediately prior to the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, Lewis Meyer, owner of 237,041 shares and options to purchase 1,560,000 shares, Douglas Boyd, owner of 1,942,042 shares, Terry Ross, owner of 5,372,105 shares and warrants to purchase 560,000 shares and Jose Maria Salema Garcao, owner of 1,250,000 shares and a warrant to acquire 1,500,000 shares (collectively, the "Subject Shareholders"), entered into Shareholder Agreements with GE (the "Shareholder Agreements") governing their shares. The Shareholder Agreement between GE and Mr. Ross covers only 70% of the shares held (or hereafter acquired pursuant to the exercise of warrants) by Mr. Ross.

     The Shareholder Agreements provide, among other things, that so long as the Shareholder Agreements are in effect, the Subject Shareholders will: (i) vote (or cause to be voted or to act by consent) the Shareholder Shares in favor of the Merger and all transactions contemplated by the Merger Agreement, (ii) vote (or cause to be voted or to act by consent) the Shareholder Shares against any action or agreement which would impede, frustrate, prevent or nullify the Merger, the Merger Agreement, or any transactions contemplated by the Merger Agreement and (iii) grant to GE a proxy to vote the Shareholder Shares in favor of the Merger. Additionally, except in limited circumstances, the Subject Shareholders are prohibited from selling, transferring, assigning or pledging the Shareholder Shares.

     The Shareholder Agreements also grant to GE an option (the "Shareholder Option") to purchase the Shareholder Shares at an exercise price of $1.89 per share, payable in cash. The Shareholder Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Imatron Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of Imatron Common stock; (c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Imatron Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Imatron, or other similar business combination involving Imatron; (d) Imatron enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Imatron or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Imatron or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Imatron or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Imatron Common Stock which, together with all shares of Imatron Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Imatron Common Stock; or (f) there is a public announcement with respect to a plan or intention by any person, other than GE or its affiliates, to effect any of the foregoing transactions.

     The Subject Shareholders' obligations under the Shareholder Agreement terminate on the earlier to occur of (i) 6 months after the termination of the Merger Agreement in accordance with its terms (or, in the case of the agreement with Mr. Ross, 60 days after the termination of the Merger Agreement in accordance with its terms), or (ii) the effective time of the Merger PROVIDED, HOWEVER, that the under certain circumstances specified in the Shareholder Agreement the obligations terminate immediately upon a termination of the Merger Agreement.

     The Shareholder Agreements affect 10,641,557 shares of Imatron Common Stock, assuming full acceleration and exercise of all stock options and warrants that are covered by the Shareholder Agreements (including stock options and warrants having an exercise price that is greater than $1.89 per share). However, the Shareholder Agreements do not require the Subject Shareholders to exercise their stock options or warrants. If such options or warrants are not exercised, the Shareholder Agreements would affect 7,189,556 of the shares that are currently issued and outstanding and held by the Subject Shareholders.

     A copy of each of the Shareholder Agreements entered into between GE, and the Subject Shareholders is filed as Exhibit 99(c) and Exhibit 99(d) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7. EXHIBITS

EXHIBIT A Identity and Background of Directors and Executive Officers of
          Reporting Persons and Item 2(d) Information

    99(a) Agreement and Plan of Merger Among General Electric Company, Ruby
          Merger Corp., and Imatron Inc. dated September 21, 2001.

    99(b) Stock Option Agreement dated September 21, 2001 between General
          Electric Company and Imatron Inc.

    99(c) Shareholder Agreement dated September 21, 2001 among General Electric
          Company, Lewis Meyer, Douglas Boyd and Jose Maria Salema Garcao.

    99(d) Shareholder Agreement dated September 21, 2001 between General
          Electric Company and Terry Ross.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2001

                                        GENERAL ELECTRIC COMPANY


                                        /s/  Robert E. Healing


                                        By: Robert E. Healing
                                            As Attorney-in-Fact*


* Power-of-Attorney incorporated herein by reference to the Statement of Beneficial Ownership on Form 13D filed by General Electric Company with regard to its beneficial ownership of shares of Mecon, Inc. Common Stock filed on December 3, 1999.

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                                  SCHEDULE 13D

                                  EXHIBIT INDEX


EXHIBIT A Identity and Background of Directors and Executive Officers of
          Reporting Persons and Item 2(d) Information

    99(a) Agreement and Plan of Merger Among General Electric Company, Ruby
          Merger Corp., and Imatron Inc. dated September 21, 2001.

    99(b) Stock Option Agreement dated September 21, 2001 between General
          Electric Company and Imatron Inc.

    99(c) Shareholder Agreement dated September 21, 2001 among General Electric
          Company, Lewis Meyer, Douglas Boyd and Jose Maria Salema Garcao.

    99(d) Shareholder Agreement dated September 21, 2001 between General
          Electric Company and Terry Ross.




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

                                   SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                             PRESENT                                  PRESENT
NAME                         BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                         ----------------                         --------------------
J.I.Cash, Jr.                Harvard Business School                  Professor of Business
                             Morgan Hall                              Administration-Graduate
                             Soldiers Field Road                      School of Business
                             Boston, MA 02163                         Administration, Harvard University

S.S. Cathcart                222 Wisconsin Avenue                     Retired Chairman,
                             Suite 103                                Illinois Tool Works
                             Lake Forest, IL 60045

D.D. Dammerman               General Electric Company                 Vice Chairman of the Board and
                             3135 Easton Turnpike                     Executive Officer, General
                             Fairfield, CT 06431                      Electric Company; Chairman,
                                                                      General Electric Capital Services, Inc.

P. Fresco                    Fiat SpA                                 Chairman of the Board,
                             via Nizza 250                            Fiat SpA
                             10126 Torino, Italy

A. M. Fudge                  4 Lowlyn Road                            Former Executive Vice President
                             Westport, CT  06880                      Kraft Foods, Inc.

C.X. Gonzalez                Kimberly-Clark de Mexico,                Chairman of the Board
                             S.A. de C.V.                             and Chief Executive Officer,
                             Jose Luis Lagrange 103,                  Kimberly-Clark de Mexico,
                             Tercero Piso                             S.A. de C.V.
                             Colonia Los Morales
                             Mexico, D.F. 11510, Mexico

J. R. Immelt                 General Electric Company                 Chairman of the Board
                             3135 Easton Turnpike                     and Chief Executive
                             Fairfield, CT 06431                      Officer, General Electric Company

A. Jung                      Avon Products, Inc.                      President and Chief
                             1345 Avenue of the Americas              Executive Officer,
                             New York, NY 10105                       Avon Products, Inc.

K.G. Langone                 Invemed Associates, Inc.                 Chairman, President and Chief
                             375 Park Avenue                          Executive Officer,
                             New York, NY 10152                       Invemed Associates, Inc.

                             PRESENT                                  PRESENT
NAME                         BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                         ----------------                         --------------------
R.B. Lazarus                 Ogilvy & Mather Worldwide                Chairman and Chief
                             309 West 49th Street                     Executive Officer
                             New York, NY 10019-7316

S.G. McNealy                 Sun Microsystems, Inc.                   Chairman, President and Chief
                             901 San Antonio Road                     Executive Officer,
                             Palo Alto, CA 94303-4900                 Sun Microsystems, Inc.

G.G. Michelson               Federated Department Stores              Former Member of the
                             151 West 34th Street                     Board of Directors,
                             New York, NY 10001                       Federated Department Stores

S. Nunn                      King & Spalding                          Partner, King & Spalding
                             191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

R.S. Penske                  Penske Corporation                       Chairman of the Board
                             13400 Outer Drive, West                  and President, Penske
                             Detroit, MI 48239-4001                   Corporation

F.H.T. Rhodes                Cornell University                       President Emeritus,
                             3104 Snee Building                       Cornell University
                             Ithaca, NY 14853

G. L. Rogers                 General Electric Company                 Vice Chairman of the Board and
                             3135 Easton Turnpike                     Executive Officer, General
                             Fairfield, CT 06431                      Electric Company

A.C. Sigler                  Champion International                   Retired Chairman of the
                             Corporation                              Board and CEO
                             1 Champion Plaza                         and former Director,
                             Stamford, CT 06921                       Champion International Corporation

D.A. Warner III              J. P. Morgan Chase & Co.,                Chairman of the Board
                             270 Park Avenue                          The Chase Manhattan Bank and
                             New York, NY 10017-2070                  Morgan Guaranty Trust Co. of New York



R. C. Wright                 National Broadcasting Company, Inc.      Vice Chairman of the Board and
                             30 Rockefeller Plaza                     Executive Officer, General
                             New York, NY  10112                      Electric Company; Chairman
                                                                      and Chief Executive Officer,
                                                                      National Broadcasting Company, Inc.


                                   CITIZENSHIP

                    P. Fresco                     Italy
                    C. X. Gonzalez                Mexico
                    Andrea Jung                   Canada
                    All Others                    U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                             PRESENT                                  PRESENT
NAME                         BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                         ----------------                         --------------------
J.R. Immelt                  General Electric Company                 Chairman of the Board and
                             3135 Easton Turnpike                     Chief Executive Officer
                             Fairfield, CT 06431

P.D. Ameen                   General Electric Company                 Vice President and Comptroller
                             3135 Easton Turnpike
                             Fairfield, CT 06431

J.R. Bunt                    General Electric Company                 Vice President and Treasurer
                             3135 Easton Turnpike
                             Fairfield, CT 06431

D.C. Calhoun                 General Electric Company                 Senior Vice President -
                             1 Neumann Way                            GE Aircraft Engines
                             Cincinnati, OH  05215

J.P. Campbell                General Electric Company                 Vice President -
                             Appliance Park                           GE Appliances
                             Louisville, KY 40225

W.J. Conaty                  General Electric Company                 Senior Vice President -
                             3135 Easton Turnpike                     Human Resources
                             Fairfield, CT 06431

D.D. Dammerman               General Electric Company                 Vice Chairman of the Board and
                             3135 Easton Turnpike                     Executive Officer, General
                             Fairfield, CT 06431                      Electric Company; Chairman,
                                                                      General Electric Capital Services, Inc.

S. C. Donnelly               General Electric Company                 Senior Vice President -
                             One Research Circle                      Corporate Research
                             Niskayuna 12309                          and Development

M. J. Espe                   General Electric Company                 Senior Vice President -
                             Nela Park                                GE Lighting
                             Cleveland, OH 44112

Y. Fujimori                  General Electric Company                 Senior Vice President -
                             1 Plastics Avenue                        GE Plastics
                             Pittsfield, MA 01201

                             PRESENT                                  PRESENT
NAME                         BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                         ----------------                         --------------------
B.W. Heineman, Jr.           General Electric Company                 Senior Vice President -
                             3135 Easton Turnpike                     General Counsel and Secretary
                             Fairfield, CT 06431

J.M. Hogan                   General Electric Company                 Senior Vice President -
                             P.O. Box 414                             GE Medical Systems
                             Milwaukee, WI 53201

J. Krenicki, Jr.             General Electric Company                 Vice President -
                             2901 East Lake Road                      GE Transportation Systems
                             Erie, PA  16531

R.W. Nelson                  General Electric Company                 Vice President -
                             3135 Easton Turnpike                     Corporate Financial Planning
                             Fairfield, CT 06431                      and Analysis

G.M. Reiner                  General Electric Company                 Senior Vice President -
                             3135 Easton Turnpike                     Chief Information Officer
                             Fairfield, CT 06431

J. G. Rice                   General Electric Company                 Senior Vice President -
                             1 River Road                             GE Power Systems
                             Schenectady, NY 12345

G.L. Rogers                  General Electric Company                 Vice Chairman of the Board
                             3135 Easton Turnpike                     and Executive Officer
                             Fairfield, CT 06431

K.S. Sherin                  General Electric Company                 Senior Vice President - Finance
                             3135 Easton Turnpike                     and Chief Financial Officer
                             Fairfield, CT 06431

L.G. Trotter                 General Electric Company                 Senior Vice President -
                             41 Woodford Avenue                       GE Industrial Systems
                             Plainville, CT 06062

                             PRESENT                                  PRESENT
NAME                         BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                         ----------------                         --------------------
W. A. Woodburn               General Electric Company                 Senior Vice President -
                             41 Woodford Avenue                       GE Specialty Materials
                             Plainville, CT 06062

R. C. Wright                 National Broadcasting Company, Inc.      Vice Chairman of the Board and
                             30 Rockefeller Plaza                     Executive Officer, General
                             New York, NY  10112                      Electric Company; Chairman
                                                                      and Chief Executive Officer,
                                                                      National Broadcasting Company, Inc.



                                   CITIZENSHIP

                    Yoshiaki Fujimori             Japan
                    All Others                    U.S.A.




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